a2a
energie in comune

SEC
Mail Processing
Section

MAY 2 0 2009

Washington, DC
101

**FILE NO. 82-4911**

[redacted]

09046235

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 15, 2009

SUPPL

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press releases.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

P. Maria Angela Nardone

Encl.

5/25

Cod. 5986127 - 6.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

# PRESS RELEASE

**Interim management report at 31 March 2009**

**Milan, 15 May 2009** – As required by law, it is hereby made known that starting from today the Interim management report at 31 March 2009 is available to members of the public and is available on the website www.a2a.eu, under section *"Investor Relations – Bilanci e Relazioni"*.

***For further information:***
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

# PRESS RELEASE

**Milan, 15 May 2009** – Today Mr. Renato Ravanelli, the Group's General Director of Corporate Areas and the Market, has been appointed as *pro-tempore* Manager in charge of drafting the company accouting documents.